

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. Richard Johnson
Chief Financial Officer
Dynasil Corporation of America
385 Cooper Road
West Berlin, NJ 08091

Re: **Dynasil Corporation of America**
Form 10-K for the fiscal year ended September 30, 2009
File No. 0-27503

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant